July 5, 2019

Mr. Tim Buchmiller

Mr. Russel Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Misonix, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2019

File No. 001-10986

Dear Messrs. Buchmiller and Mancuso:

Set forth below are the responses of Misonix, Inc. (“Misonix” or the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 26, 2019 regarding the Company’s Form 10-K for the Fiscal Year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2018, and Form 10-Q for the Quarterly Period ended March 31, 2019, filed with the SEC on May 8, 2019. In connection with this letter.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 2 – Revenue Recognition

1.

We note that although your license agreement with Hunan Xing Hang Rui Kang Bio- technologies Co., Ltd contains a provision for guaranteed minimum royalties of $6,000,000 you determined that a significant portion of the guaranteed minimums are variable consideration. Please address the following:

•	Given the uncertainty associated with guaranteed minimum royalty payments, explain how you concluded that any portion of the payments should be accounted for as guaranteed minimum royalty payments.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

With regard to the license agreement with Hunan Xing Hang Rui Kang Biotechnologies (“Hunan”) the following was considered in determining the appropriate accounting treatment:

Management considered the following elements of consideration in the Hunan arrangement:

•

Upfront payments totaling $5,000,000 related to the shipment of SonaStar generators (“SonaStar” or the “Product”) and the grant by the Company of a license and intellectual property (was IP transferred in addition to the license?).

•	Sales-based royalties, including Minimum guaranteed royalties of $2,000,000 per year beginning in 2019 and continuing until 2021.

Due to the uncertainties (discussed below) associated with the Company’s collection of the guaranteed minimal royalty payments, the Company has determined that there exists an implicit price concession for the amount of the fixed royalties in the contract in its evaluation of the transaction price in accordance with ASC 606-10-32-7. This evaluation was determined based upon the following factors that existed at the outset of the contractual obligation when entering into the contract with Hunan:

1.

The ability for Hunan to have a viable revenue stream in order to pay minimum royalties are subject to Hunan building a factory to produce SonaStar, and obtaining Chinese FDA approval to manufacture and distribute the Product. Misonix understands that the time frame to receive such approval is 1.5 years or more, without delays, and is not guaranteed. Misonix will not be involved in this process, and does not have visibility into when, if ever, Hunan will receive clearance to produce and ship this product, which impacts the cash flow that Hunan can generate to satisfy the Misonix royalty revenue stream. Understanding this constraint, Misonix realizes that the minimum guaranteed royalties are unlikely to be paid if Hunan is unable to obtain approval to sell products in China. The value of the license and the technology transferred will inherently be more to Misonix if and when Hunan receives approval and has completed the build-out of its manufacturing facility, and therefore the value of the technology and license as it was transferred creates an implicit price concession with upward price mobility in the event that these elements, which are out of the control of Misonix, are achieved.

2.

With regard to the constraining variable consideration, in order to ensure that the Company would not have a material revenue reversal in the future, the Company considered ASC 606-10-32-12, including the following: a) the uncertainty created by the need for Chinese regulatory approval to sell the Product, which is outside of the Company’s control, is an important factor to consider as the Company believes that without such approval, Hunan will not

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

be able to sell the Product and thus will not pay Misonix the minimum annual royalties, b) The Company believes that the minimum period of time needed for Hunan to obtain the requisite Chinese regulatory approval to sell the Product is at least 1.5 years, which creates additional uncertainty to consider in the form of increased competition in the market or other possibilities that could lead to variability in the amounts the Company will be able to collect from Hunan, and c) Misonix considered its experience in similar contracts in China with regard to past dealings with the Chinese government.

3.

The manufacture of the SonaStar product will be the first manufacturing venture by Hunan in the company’s history, adding an additional element of risk to being able to ultimately successfully manufacture and sell the product, and generate cash flow to satisfy royalties due to Misonix. Misonix has no obligation to provide training or to ensure that Hunan is able to manufacture, sell, and market the Product. This further impacts our concerns that we detailed above in item 1.

4.

Misonix believes that if Hunan defaults under the agreement, that Misonix may not be able to successfully recover stated minimum royalties due to the uncertainty surrounding the legal and regulatory framework in China and Misonix’s limited dealings with China. At the inception of this contract, management consulted with our legal counsel regarding our ability to pursue payment on these royalties under the contract. Based in part on these conversations, we understand that Misonix will be relying on Hunan’s compliance with Chinese Law as indicated in paragraph 15.3.5 of the agreement. If Hunan fails to comply with Chinese law, recovery by Misonix from Hunan is likely to be difficult. This concept was discussed by the parties during contract negotiations and was memorialized into the final contract. Based upon this, management has determined that we are willing to accept less than the stated minimum royalties in the agreement based upon the uncertainty of navigating Chinese law and the change in the technology as indicated below.

5.

During the negotiations of the contract and amendment #1 to the contract, it was determined in conjunction with Misonix’s engineering team that the technology and license on this product that was sold to Hunan may not be as valuable to Misonix due to the ongoing R&D related to new technology. While this new technology is not included in the license and distribution arrangement, Misonix believes that the ultimate value that we have placed on the sale of the IP and license agreement decreased due to the new technology and that management is willing to accept the $5,000,000 upfront payment as payment for the older technology which has been sold to Hunan.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Misonix has no continuing involvement or any obligation to ensure that Hunan is able to manufacture the product for delivery in the territory and believes that the amount of consideration related to the fixed royalties may be less than the price stated in the contract on account of the potential technological obsolescence based upon new products the Company is creating.

Based upon these factors, Misonix concluded that the most likely method of determining variable consideration on the minimum royalties resulted in estimated license revenue and a corresponding contract asset of $960,000. See below for further detail regarding this estimate.

•	Explain how you determined the adjusted guaranteed minimum royalties amount of $960,000.

The Company applied the most likely method to estimate the initial revenue recorded upon adoption of ASC 606 for the adjusted guaranteed minimum royalties. The factors considered in the estimate include the following:

1.

The Company projected forecasted sales of generators to Hunan over the time period of the minimum royalties based upon the fact that as of the period of adoption of ASC 606, the factory in China was substantially built, however, Hunan was in the process of applying for its ISA 13485 quality audit. Once that has been passed, then Hunan can apply for Chinese FDA approval which is expected to take at least 18 months from time of submission of the application.

2.	According to the arrangement, as of the third anniversary of the effective date, Hunan was to be solely responsible for the manufacture and supply of product for distribution in the territory.

3.

Misonix determined the average disposable sales per generator based upon the analysis of average revenue derived from disposable sales. As Misonix believes that Hunan will not be able to produce and sell its own generators during the period of the minimum royalty, Misonix will continue to serve as the source of the sale of these products to Hunan during the period until Hunan can receive appropriate approvals for the sale of these products in China. Therefore, Misonix will recognize gross profit on the anticipated needs for generators and disposables as the sole source of product for Hunan and acknowledges this as an implicit price concession (in accordance with ASC 606-10-55-99 to 101) during the duration of the time period until Hunan is able to manufacture and sell its products in the territory whereby Misonix will benefit from the royalty revenue at that time.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

Misonix took the expected gross profit associated with these additional expected purchases and determined that this was the most likely method by which to determine the implicit price concession granted under the contract as Misonix will continue to serve as the source of the sale of these products to Hunan during the period until Hunan can receive appropriate approvals for the sale of its own generated Product in China.

In accordance with ASC 606-10-32-11, an entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As determined above, Management believes that an implicit price concession in the amount of $5,040,000 was given in exchange for the licensed IP and technology transfer. In evaluating ASC 606-10-32-11 through 12, the Company is aware that the variable consideration is highly susceptible to the actions and judgments of third parties because it is based on the buyer successfully recreating the manufacturing process and obtaining regulatory approval for the output of the manufacturing process in a jurisdiction which is more stringent and less known than that of the United States. Based upon the analysis conducted by Misonix related to additional gross profit on sales of generators and disposables during the timeframe of regulatory approval in China, Misonix concluded that the most likely amount of the variable consideration related to minimum royalties was $960,000. As this determination of the transaction price differs under ASC 605 and ASC 606, this amount was recorded as a transitional adjustment upon adoption of ASC 606 on July 1, 2018. Management believes that it is difficult to predict any value of potential royalty revenue due to these inherent uncertainties, but will continue to re-evaluate the forecasted model for disposables and generators each quarter related to the variable consideration on royalty revenue.

•	Explain how you considered FASB ASC paragraph 606-10-55-65 and FASB TRG Memo 58: Sales-Based or Usage-Based Royalty with Minimum Guarantee.

The TRG’s interpretation of minimum royalties with regard to the determination of the transaction price upon transfer of functional IP is as follows:

The standard provides guidance on the recognition of revenue for licenses of IP that differs from the recognition model for other promised goods and services. Among other things, this guidance requires entities to recognize revenue for sales or usage-based royalties on licenses of IP at the later of when (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales or usage-based royalty has been allocated is satisfied (in whole or in part) (i.e., the royalty recognition constraint). Question raised General agreement— How does a minimum guarantee affect the recognition of sales- or usage-based royalties promised in exchange for a license of functional IP? [7 November 2016; Staff paper no. 58] FASB TRG members generally

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

agreed that a minimum guaranteed amount of sales- or usage-based royalties in a license of functional IP should be recognized as revenue at the point in time that the entity transfers control of the license to the customer, like other revenue for this type of IP license. Any royalties above the fixed minimum would be recognized in accordance with the royalty recognition constraint (i.e., at the later of when the sale or usage occurs or when the entity satisfies the performance obligation to which some or all of the royalty has been allocated).

With regard to one of the views expressed in the TRG memo, the TRG cites the basis for conclusions in ASU 2014-09 stating:

BC415. The Boards decided that for a license of intellectual property for which the consideration is based on the customer’s subsequent sales or usage, an entity should not recognize any revenue for the variable amounts until the uncertainty is resolved (that is, when a customer’s subsequent sales or usage occurs). The Boards had proposed a similar requirement in the 2011 Exposure Draft because both users and preparers of financial statements indicated that it would not be useful for an entity to recognize a minimum amount of revenue for those contracts. This is because that approach inevitably would have required the entity to report, throughout the life of the contract, significant adjustments to the amount of revenue recognized at inception of the contract as a result of changes in circumstances, even though those changes in circumstances are not related to the entity’s performance. The Boards observed that this would not result in relevant information, particularly in contracts in which the sales-based or usage-based royalty is paid over a long period of time.

In reviewing the applicable guidance in TRG Memo 58 related to minimum royalties on the sale of functional IP, paragraph 35 supports that “A guaranteed amount is not variable consideration; therefore, it is not subject to the royalties recognition constraint…the fixed consideration is recognized when an entity transfers control of the license”. This further supports management’s interpretation that the minimum guarantees of $6,000,000 were to be considered in the transaction price for which management determined an implicit price concession was given.

Management did not determine that these uncertainties resulted in the application of the sales and usage based exception in ASC 606-10-55-65 which was also supported by the position of the staff in TRG 58. Therefore, management determined that these guaranteed minimum royalties were in fact variable consideration in the contract through an implicit price concession, but that they did not qualify as sales and usage based royalties for which the exception in ASC 606-10-55-65 would apply as to the recognition of revenue. Management then evaluated this component of the transaction price subject to the constraints of variable consideration to determine the most likely amount to be received under the contract. The TRG’s interpretation did not give rise or weight to the determination that in the event that guaranteed minimum royalties were determined to be a component of variable consideration due to an implicit price concession, that the exception for sales and usage based royalties would apply.

2.

We also note your reference to new technology related to the product. Please clarify the nature of the new technology related to the product and explain how this impacted your determination that the license represents functional intellectual property. Refer to FASB ASC paragraphs 606-10-55-59 to 55-63.

Attn: Tim Buchmiller

Legal Branch Chief

July 5, 2019

The new technology which we referred to in our footnote relates to the Misonix Nexus next generation product, which Hunan will not have any rights to, and Misonix has no obligation to provide to Hunan. Accordingly, this new technology did not have any impact on the functional legacy product that Hunan is licensing the rights to and thus does not need to be considered in our revenue recognition analysis. We will clarify in future filings.

* * * *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (631) 980-4253.

Very truly yours,

/s/ Joseph Dwyer

Joseph Dwyer

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